Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 1, 2024

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Tidal ETF Trust (the “Trust”)

File Nos. 333-227298, 811-23377

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 28, 2023, with respect to the preliminary proxy statement related to a special meeting of shareholders of Adasina Social Justice All Cap Global ETF, a series the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the filing.

1.	In the Q&A section, for the question: “How do the proposed Amended Sub-Advisory Agreement, and the services to be provided by Adasina thereunder, differ from the existing Sub-Advisory Agreement with Adasina?” please state in this section, as you do on page 6, that the principal investment objective and principal investment strategies of the Fund will not change as a result of entering into of the Amended Sub-Advisory Agreement.

Response: The Trust confirms that the Answer to the foregoing question has been revised to include the foregoing statement.

2.	Regarding the Answer to the foregoing question, which noted that the terms and conditions of the Amended Sub-Advisory Agreement are “similar” to those of the existing sub-advisory agreement, consider whether it would be more appropriate to use the term “substantially similar.”

Response: The Trust determined to retain the term “similar” as stated because the Amended Sub-Advisory Agreement contains additional terms, which provide additional flexibility compared to the existing Sub-Advisory Agreement. Those differences are noted in the shareholder letter and on pages 2 and 4 of the proxy statement.

3.	For consistency, please revise the reference on the top of page two to reflect that Adasina and the Adviser, or their affiliates will pay for the costs of the shareholder meeting.

Response: The Trust notes that Adasina or its affiliates will pay the costs of the shareholder meeting. The Trust confirms that references to the Adviser bearing such costs have been removed from the proxy statement.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Tidal Investments LLC